

May 29, 2013

Via E-mail
Scott A. Musil
Chief Financial and Accounting Officer
First Industrial Realty Trust, Inc.
311 S. Wacker Drive, Suite 3900
Chicago, Illinois 60606

> **Re:** **First Industrial Realty Trust, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-13102**
>
> **First Industrial, LP**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 333-21873**

Dear Mr. Musil:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Item 2. Properties

In-Service Property Summary Totals, page 14

1. In future Exchange Act periodic reports, please supplement your tabular disclosure to provide occupancy data based on industrial type (i.e., light industrial, R&D/flex, etc). Alternatively, tell us why you believe such granular disclosure would not be material.

Property Acquisition/Development Activity, page 16

2.   We note your disclosure of the estimated completion cost and the amount that is unfunded. In future Exchange Act periodic reports, please also disclose the anticipated completion date. Where material developments are completed in the reported period, please discuss the leasing costs incurred.

Tenant and Lease Information

Leasing Activity, page 17

3.   Please tell us if you are able to provide separate leasing activity disclosure for your new and renewal leases.

Lease Expirations, page 17

4.   We note the response in your letter dated September 13, 2012 objecting to the presentation of current market rents. Where a material portion of your leases will expire in a subsequent period, please tell us if you would be able to provide qualitative disclosure of management's view of whether rents on new and renewal leases would be positive, flat, or negative.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Supplemental Earnings Measure, page 35

5.   We note the response in your letter dated September 13, 2012. Please tell us if the disclosure in the Results of Operations section provides the components needed to arrive as NOI and SS NOI, as evaluated by management.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3386 with any questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel